UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2025

Owen Hughes
Chief Executive Officer
XOMA Royalty Corporation
2200 Powell Street, Suite 310
Emeryville, CA 94608

Re: LAVA Therapeutics N.V.
Schedule TO-T Filed August 15, 2025
File No. 005-92425

Dear Owen Hughes:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-T Filed August 15, 2025

General

1. We note on page 4 that the events which trigger a contractual right to receive the contingent payments specified in the CVR Agreement include, among other things, "75% of the net proceeds . . ., if any, from any Disposition of *CVR products* occurring following the Closing . . ." (emphasis added). Please revise to explain the meaning of "CVR products," such that LAVA shareholders can readily identify the related LAVA products and the scope of potential payments from the CVR.
2. Please disclose the information required by Item 1008(a) and (b) of Regulation M-A for Purchaser and each person specified in General Instruction C to Schedule TO.
3. We note that the principal business of Purchaser, as described on page A-1, is solely "to consummate the Offer and effect the Post-Offer Reorganization pursuant to the Purchase Agreement, and to perform its obligations under the CVR Agreement following the Post-Offer Reorganization." However, the disclosure offered in response to Item 3 of Schedule TO states that the primary business of Purchaser is "as

a biotech royalty aggregator with a sizable portfolio of economic rights to future potential milestone and royalty payments associated with partnered commercial and pre-commercial therapeutic drug candidates." Please revise to address this apparent discrepancy. See Item 1003(b) of Regulation M-A.

4. It appears that Schedule A to the Offer to Purchase does not include any of the Purchaser's directors. Please revise to provide the information specified by Item 1003(c) of Regulation M-A for each of Purchaser's directors, or otherwise advise. See General Instruction C to Schedule TO.

5. In determining the filing fee in Exhibit 107 to the Schedule TO, we note that you have calculated the transaction value only based on the Base Price Per Share ($1.16 per Share). Given that the Offer Consideration includes non-cash consideration (i.e., the CVR), please recalculate the filing fee based on the market value of the Shares, or otherwise advise. See paragraphs (a)(4) and (d) of Rule 0-11.

Summary of the Purchase Agreement and Certain Other Agreements, page 45

6. On page 58, we note that the Support Agreements were signed by "certain of LAVA's directors and executive officers." Please revise to specify which of LAVA's directors and executive officers signed the Support Agreement. See Item 5 of Schedule TO and Item 1005(b) of Regulation M-A.

Conditions of the Offer, page 59

7. We note that the Minimum Tender Condition will be reduced from at least one Share more than 80% of the number of Shares that are issued and outstanding as of the expiration of the Offer to 75% "under specified conditions." Please specify the circumstances that would result in the Minimum Tender Condition being reduced from 80% to 75%.

8. We note that the list of Offer conditions includes that "the Purchase Agreement shall have been validly terminated in accordance with its terms." Based on Annex I of the Purchase Agreement, it appears that you meant to say that the Purchase Agreement shall *not* have been validly terminated. Please revise, or otherwise advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions